Filed pursuant to Rule 424(b)(3)

File No. 333-252344

VALKYRIE BITCOIN FUND

(the “Trust”)

Supplement dated March 15, 2024

to

Prospectus dated January 10, 2024, as amended February 1, 2024

This supplement updates the prospectus of the Trust dated January 10, 2024, as amended February 1, 2024, with the following information. It should be read in its entirety and kept together with your prospectus(es) for future reference.

Amendments to the First Amended and Restated Trust Agreement of the Trust

On March 15, 2024, Valkyrie Digital Assets LLC (the “Sponsor”) and Delaware Trust Company (the “Trustee”) executed the First Amendment (the “Amendment”) to the First Amended and Restated Trust Agreement (the “Trust Agreement”) of the Trust. The Amendment makes several modifications to the Trust Agreement, including the following:

1.	Provides the Sponsor with the power to appoint a Co-Sponsor (as defined in the Amendment) to provide advisory and consultation services to the Trust and to serve as successor Sponsor pursuant to Section 6.9 of the Trust Agreement, provided that any compensation of the Co-Sponsor shall be the responsibility of the Sponsor and not the Trust. The Co-Sponsor shall have no power or authority to act on behalf of the Trust, and the Sponsor may not delegate such authority to the Co-Sponsor, until such time as the Co-Sponsor becomes the successor Sponsor pursuant to Section 6.9 of the Trust Agreement.

2.	Shortens the notice period required for the Sponsor to voluntarily withdraw from one hundred twenty (120) days to sixty (60) days.

3.	Provides that if a Co-Sponsor Agreement (as defined in the Amendment) is effective at the effective time of the Sponsor’s withdrawal as Sponsor to the Trust, then upon the effectiveness of such withdrawal the Co-Sponsor shall automatically and without further action by the Sponsor, Trustee or the Shareholders (as defined in the Trust Agreement) become the successor Sponsor and shall have all the powers, rights, duties and obligations of the Sponsor under the Trust Agreement.

The Amendment became effective upon execution and is filed as an exhibit to the Registration Statement of which this supplement is a part.

Appointment of CoinShares Co. as Co-Sponsor

Immediately following the execution of the Amendment, the Sponsor and CoinShares Co. entered into a Co-Sponsor Agreement. The Co-Sponsor Agreement appoints CoinShares Co. as the Trust’s Co-Sponsor pursuant to the Trust Agreement, as amended by the Amendment, and obligates CoinShares Co. to assume the role of Sponsor to the Trust upon the effectiveness of the Sponsor’s withdrawal as Sponsor to the Trust.

The Co-Sponsor Agreement is filed as an exhibit to the Registration Statement of which this supplement is a part.

About CoinShares

CoinShares Co., a Delaware corporation, is a wholly-owned subsidiary of CoinShares International Limited (“CoinShares”). CoinShares is a leading European investment company specializing in digital assets, that delivers a broad range of financial services across investment management, trading and securities to a wide array of clients that includes corporations, financial institutions and individuals. Focusing on crypto since 2013, the firm is headquartered in Jersey, with offices in France, Sweden, Switzerland, the U.K. and the U.S. CoinShares is regulated in Jersey by the Jersey Financial Services Commission, in France by the Autorité des marchés financiers, in the U.S. by the Financial Industry Regulatory Authority. CoinShares is publicly listed on the Nasdaq Stockholm under the ticker CS and the OTCQX under the ticker CNSRF.